TEMPLETON GLOBAL OPPORTUNITIES TRUST

Broward Financial Centre
500 East Broward Boulevard/Suite 2100
Fort Lauderdale, FL 33394-3091
Facsimile 954.847.2288
Telephone 954.527.7500

March 1, 2010

Filed Via EDGAR (CIK #0000856138)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Templeton Global Opportunities Trust ("Registrant")

File Nos. 33-31267 & 811-05914

Ladies/Gentlemen:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find Post-Effective Amendment No. 26 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), which is being filed under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended.

The filing has been made in order to bring the financial statements and other information up to date as required by the federal securities laws and to comply with the amendments to Form N-1A requiring a summary section at the front of the statutory prospectus. Please be aware that several classes of shares offered by a series of the Registrant do not yet have ticker symbols, and we have noted these on the prospectus cover as “Pending.”

Pursuant to Rule 485(a) under the 1933 Act, the Amendment will become effective on May 1, 2010.

Please direct any comments or questions regarding this filing to Kristen Ives, Esq., at (215) 564-8037.

Sincerely yours,

Templeton Global Opportunities Trust

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary

RCR/dac